[Strategy International Insurance Group, Inc. Letterhead]

                                December 30, 2004



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:  Registration Statement No. 333-121734 on Form S-8

Gentlemen:

            Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Strategy International Insurance Group, Inc. (the "Company") hereby applies for the withdrawal of the above-captioned Registration Statement and all amendments and exhibits thereto as the Company has determined not to proceed with the offering of the Common Stock contemplated to be offered by said Registration Statement. No sales have been made under said Registration Statement.


                                Very truly yours,

                                /s/ Strategy International Insurance Group, Inc. Strategy International Insurance Group, Inc.


                                    By: /s/ Ed Kruk
                                        ----------------------------------------
                                    Name:  Ed Kruk
                                    Title: Chief Financial Officer